Exhibit 99.3

Theratechnologies Announces Financial Results for First Quarter of 2014

Montreal, Canada – April 14, 2014 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) today announced its financial results for the first quarter ended February 28, 2014.

First quarter 2014 financial highlights

•	Revenues of $1,672,000
•	Royalties of $677,000
•	Selling and market development expenses of $1,379,000 mainly associated with marketing initiatives being undertaken in the United States
•	Net loss of $3,534,000
•	$9,624,000 in liquidities available at quarter-end

“From a financial perspective, the first quarter results were very satisfactory and in accordance with our plan,” said Luc Tanguay, President and Chief Executive Officer of Theratechnologies. “However, recent manufacturing difficulties have presented us with a significant technical challenge”.

“We now have succeeded in developing a plan, which targets the resumption of manufacturing by the end of our second quarter,” Mr. Tanguay continued. “In the meantime, preparations to assume the marketing of EGRIFTATM in the United States are proceeding well and we are looking forward to this exciting new phase in our development,” he said.

Update on production

As of the date of this press release, there is no longer any inventory at EMD Serono’s principal distribution center. We are working with EMD Serono, our third-party manufacturer, regulatory consultants and the FDA in order to resolve the supply shortage as soon as possible. We now have a plan that is based upon temporarily reverting to the initial presentation of EGRIFTA™ (1 mg vial), which was problem free during the first two years of marketing the product. While we are supplying market demand with the 1 mg presentation, we will continue to improve our 2 mg production cycle. Once we have confidence that the cycle is robust, we will seek the approval of the FDA to bring the 2 mg presentation back to market. The target is to resume production of the 1  mg presentation towards the end of our second quarter.

First Quarter Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis, or MD&A, and unaudited consolidated financial statements for the period ended February 28, 2014, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The MD&A for the first quarter ended February 28, 2014, and the unaudited consolidated financial statements can be found at www.theratech.com, www.sedar.com and www.sec.gov. Unless specified otherwise, all amounts in this press release are in Canadian dollars. As used herein, EGRIFTATM refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is our trademark.

Our revenues are mainly sales of EGRIFTA™ to EMD Serono for re-sale, royalties received from EMD Serono on U.S. sales to customers, and research services, which include milestone payments and the amortization of the initial payment received upon the closing of the agreement with EMD Serono. Consolidated revenue for the three months ended February 28, 2014 amounted to $1,672,000 compared to $1,799,000 in the comparable period of fiscal 2013.

Revenue generated from sale of goods amounted to $675,000 in the three-month period ended February 28, 2014 compared to $451,000 in the comparable period of Fiscal 2013. Shipments in the first quarter of 2014 represented all of the goods that were available for sale. The lower level of shipments in the first quarter of 2013 was attributable to the procurement policies of EMD Serono.

Royalties, which are almost entirely derived from the sales of EGRIFTA™, were $677,000 in three-month period ended February 28, 2014 compared to $884,000 in the comparable period of fiscal 2013. The supply shortages in the first quarter of fiscal 2014 adversely affected EMD Serono sales, resulting in lower royalty revenue.

Revenue also includes the amortization of the initial payment of $27,097,000 received upon the closing of the EMD Serono Agreement. For the three-month period ended February 28, 2014, $320,000 was recognized as revenue related to the initial payment, compared to $464,000 in the comparable period in fiscal 2013. The amortization amounts are adjusted periodically to allow sufficient time for the development work required under the EMD Serono Agreement that has yet to be completed. At February 28, 2014, the remaining deferred revenue related to this transaction recorded on the consolidated statement of financial position amounted to $2,451,000.

For the three month period ended February 28, 2014, the cost of sales was $1,625,000 compared to $668,000 in the comparable period of fiscal 2013. The cost of sales is made up of cost of goods sold and unallocated production costs. The cost of goods sold component in 2014 amounted to $600,000 compared to $398,000 in the prior-year period, reflecting higher sale of goods in the first quarter of fiscal 2014 as described above. Unallocated production costs were $1,025,000 in 2014 compared to $270,000 in the prior-year period, due largely to inventory write downs related to manufacturing issues.

Research and development, or R&D, net of tax credits, amounted to $1,296,000 in the three-month period ended February 28, 2014 compared to $1,455,000 in the comparable period of fiscal 2013. R&D expenses include our share of expenses for the two Phase 4 clinical trials currently being conducted by EMD Serono. We are responsible for all of the costs associated with the diabetic retinopathy study, which amounted to $670,000 in 2014 compared to $763,000 in the prior-year period. Our fifty percent share of the long-term safety study was $200,000 in three-month period ended February 28, 2014 compared to $132,000 in the comparable period of fiscal 2013.

Selling and market development expenses amounted to $1,379,000 for the three-month period ended February 28, 2014, compared to $62,000 in the comparable period of fiscal 2013. The increased expenses were related to the previously described marketing initiatives being undertaken with inVentiv Health for the United States market.

General and administrative expenses amounted to $970,000 in the three-month period ended February 28, 2014, virtually unchanged from $967,000 in the comparable period of fiscal 2013.

There were no restructuring costs in the three-month period ended February 28, 2014. In the comparable period of fiscal 2013, we recovered previously expensed restructuring costs in the amount of $3,093,000. The recovery came as a result of a lease amendment agreement entered into in April 2013, which eliminated the remaining $3,133,000 of an onerous lease provision established in conjunction with restructuring initiatives in 2012.

Finance income for the three-month period ended February 28, 2014 was $105,000 compared to $160,000 in the comparable period of fiscal 2013. Interest revenue has trended lower due to a gradual decline in the portfolio size as investments are liquidated to fund operations.

Finance costs for the three-month period ended February 28, 2014 were $33,000 compared to $40,000 in the comparable period of fiscal 2013.

Taking into account the revenue and expense variations described above, we recorded a net loss of $3,534,000 or $0.06 per share in the three months ended February 28, 2014 compared to a net profit of $1,860,000 or $0.03 per share in the comparable period of fiscal 2013.

Cash flows used in operating activities for the three-month period ended February 28, 2014 amounted to $2,305,000 compared to $2,884,000 in the comparable period of 2013. As at February 28, 2014, liquidities, which include cash, bonds, and tax credits and grants receivable, amounted to $9,624,000 compared to $12,353,000 at November 30, 2013.

On December 13, 2013, the Company announced that it had reached an agreement with EMD Serono to regain all rights under the collaboration and licensing agreement with EMD Serono, including commercialization rights for EGRIFTA™ in the United States. Under the terms of the termination and transfer agreement entered into with EMD Serono (the EMD Termination Agreement), the Company agreed to pay an early termination fee of US$20,000,000 (the Early Termination Fee) evenly over a five-year period starting on the first anniversary of the closing date. The Company also agreed to pay EMD Serono an increasing royalty (the Royalties) based on annual net sales. The Royalties will be paid until a cumulative aggregate amount is reached or until January 1, 2024, the first of these events to occur. The closing of the transaction is expected to occur on May 1, 2014. In order to secure the payment of the termination fee, the Company will be granting EMD Serono a security interest on the Company’s present and future worldwide corporeal and incorporeal movable property related to tesamorelin (see note 27 – Subsequent events to the November 30, 2013 consolidated financial statements). Future operations of the Company will significantly change upon the completion of the EMD Serono transaction which may impact the risk profile of its cash flows, and the contractual obligation with respect to the early termination fee will increase the Company’s liquidity risk and may require additional funding.

During the last fiscal year, the Company experienced manufacturing difficulties at its third-party manufacturer, which led to shortages of EGRIFTA™ and negatively impacted sales and operating results. Thereafter, the Company resumed manufacturing. On February 14, 2014, the manufacturing difficulties resurfaced and the Company ceased manufacturing again. As of the date of this press release, there is no longer any inventory at EMD Serono’s principal distribution center. As a result of the manufacturing difficulties, the Company undertook to carry out work to evaluate its current manufacturing process. The Company is working with EMD Serono, the third-party manufacturer, regulatory consultants and the FDA in order to resolve the supply shortage as soon as possible. A plan has been developed that is based upon temporarily reverting to the initial presentation of EGRIFTA™ (1 mg vial), which was problem free during the first two years of marketing the product. The target is to resume production of the 1 mg presentation towards the end of the Company’s second quarter of 2014. While it is supplying market demand with the 1 mg presentation, the Company will continue to improve its 2 mg production cycle. Once it has confidence that the cycle is robust, the approval of the FDA to bring the 2 mg presentation back to market will be sought. The Company currently has sufficient funding to offset the interruption it is experiencing in its revenue stream. If, however, the Company encounters significant delays in re-establishing the supply chain, it may require additional funds in the next 12 months in order to meet its obligations and sustain operations.

These circumstances could result in a material uncertainty that could cast significant doubt about the Company’s ability to continue as a going concern.

Conference Call Details

A conference call will be held today at 5:00 p.m. (ET) to discuss the results. The call will be hosted by Luc Tanguay, President and Chief Executive Officer. The conference call will be open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialling 1-877-223-4471 (North America) or 1-647-788-4922 (International). The conference call will also be accessible via webcast at www.theratech.com. Audio replay of the conference call will be available until April 21, 2014, by dialling 1-800-585-8367 (North America) or 1-416-621-4642 (International) and by entering the playback code 22640338.

About Theratechnologies

Theratechnologies (TSX: TH) is a specialty pharmaceutical company addressing unmet medical needs in metabolic disorders to promote healthy ageing and improved quality of life. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s belief and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding: the timing to close the transaction with EMD Serono based on the EMD Termination Agreement, the timing to resume the manufacture of EGRIFTA™ with the 1 mg presentation, our capacity to improve the 2 mg production cycle and the capacity of our commercial partners outside of the United States to commercialize EGRIFTA™ in their respective territories.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: the closing of the transaction with EMD Serono will occur on May 1, 2014, we will resume production of EGRIFTA™ towards the end of our second quarter 2014, no manufacturing problems will be encountered with the 1 mg presentation of EGRIFTA™, demand for EGRIFTA™ will increase over time in the United States despite the recent drug shortage, EGRIFTA™ will be accepted by the marketplace in territories outside of the United States and will be on the list of reimbursed drugs by third-party payors in these territories, the relationships with our commercial partners and third-party suppliers will be conflict-free and no unexpected events resulting in unplanned material expenses will occur.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this press release. These risks and uncertainties include, but are not limited to, the following: the risk that the closing of the transaction with EMD Serono is delayed or cancelled, the risk that we incur delays in resuming the manufacture of EGRIFTA™ and that such delays require that we seek financing through the issuance of equity, debt-securities or the sale of assets in order to continue our operations, the risk that the 1 mg presentation of EGRIFTA™ has defects, the risk that demand for EGRIFTA™ has decreased as a result of the current drug shortage and that we are unable to overcome this difficulty if and when EGRIFTA™ becomes available, the risk that EGRIFTA™ is not approved in all or some of the territories where our commercial partners have filed and intend to file marketing authorization applications, including Canada, Mexico and Brazil, the risk that conflicts occur with our third-party suppliers jeopardizing the manufacture and/or commercialization of EGRIFTA™, the risk that EGRIFTA™ is withdrawn from the market as a result of defects or recalls if and when it becomes available, the risk that, even if approved in territories outside of the United States, EGRIFTA™ is not accepted in these marketplaces or is not on the list of reimbursed drugs by third-party payors and the risk that unexpected events occur resulting in unplanned material expenses.

We refer potential investors to the “Risk Factors” section of our Annual Report on Form 20-F dated February 27, 2014 available at www.sedar.com, www.sec.gov and www.theratech.com. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contact:

Denis Boucher

NATIONAL Public Relations

Phone: 514-843-2393

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